VATECH

TELEFAX

03 OCT -3 AM 7:21

[redacted]

03032518

An: To:	SEC	Datum: Date:	3.102003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	VA Technologie AG – Filing Number 82-3910		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

SUPPL

Best regards,

PROCESSED

OCT 09 2003

THOMSON FINANCIAL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 10/6

VATECH

VA TECH WABAG

PRESS RELEASE

Major order in Iran for VA TECH WABAG

VA TECH WABAG was awarded the order for the largest wastewater treatment plant in Iran. The project is financed by the World Bank, the order value for design and erection amounts for some 35 m Euro. Combined with the additional 5-year operations contract for some 21 m Euro this project is the most important in Iran to date.

Up to now, there exist only few smaller wastewater treatment plants in Teheran (population of around 10 m). As a consequence, the larger portion of wastewater remains untreated and poses a problem for groundwater quality. VA TECH WABAG builds a turn-key wastewater treatment plant designed for 2.1 m people equivalents in the South of Teheran. Additionally, the company got the order for 5-year operations following start-up of the plant (planned in 2006). This DBO (Design, Build, Operate) project – foundation is laid on 4. October 2003 – dramatically improves the groundwater situation of the region. This is of major importance because the treated water can also be used as water source for local agriculture activities in the Varamin Plain.

As one remarkable feature, the plant will produce 80 % of the electricity needed for operation itself. Six digestors (volume 9.000 m³ each) produce biogas, which is converted to electricity using natural gas engines. The established activated sludge technology is applied for treating the wastewater. All together, this makes the new plant in Teheran the largest environmental project in Iran.

Long market experience and detailed project design were the main reasons for VA TECH WABAG to win the order against big-name international competition. With this comprehensive order, which includes the first operations contract in Iran, VA TECH WABAG fosters its market leadership and builds yet another important reference plant as a cornerstone for future success.

+++2003-10-03

For further information please contact:
Christian Schmid
Siemensstrasse 89, A-1210 Vienna
Tel: +43/1/25 105-4591
e-mail: Christian.Schmid@wabag.com

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222
e-mail: wolfgang.schwaiger@vatech.at

currycom communications GmbH
Alfred Ruhaltinger
Mariahilferstraße 99
1060 Wien
Tel: +43/1/599 60-515
Mobil: +43/664/3011212
alfred.ruhaltinger@currycom.com

VA TECH WABAG is an international systems supplier with a complete range of water and wastewater treatment technologies and a global network of business units. In 2002, VA TECH WABAG achieved sales of EUR 275 m with a work force of about 800 employees.

All press releases of VA TECH WABAG as well as VA TECH can be downloaded on their homepages www.wabag.com and www.vatech.at respectively. They can also be ordered via an automatic info service.

For further information please contact:
Christian Schmid
Siemensstrasse 89, A-1210 Vienna
Tel: +43/1/25 105-4591
e-mail: Christian.Schmid@wabag.com

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222
e-mail: wolfgang.schwaiger@vatech.at

currycom communications GmbH
Alfred Ruhaltinger
Mariahilferstraße 99
1060 Wien
Tel: +43/1/599 60-515
Mobil: +43/664/3011212
alfred.ruhaltinger@currycom.com